Exhibit 99.2

Magnitude International Ltd Announces Subsequent Confirmation of Compliance with Nasdaq Periodic Filing Requirement

Singapore – September 18, 2026 – Magnitude International Ltd (Nasdaq: MAGH) (“Magnitude International” or the “Company”), a mechanical and electrical engineering service provider that specializes in electrical works in Singapore, announced today that, following the filing of its annual report on Form 20-F for the fiscal year ended April 30, 2026 on September 17, 2026, The Nasdaq Stock Market LLC (“Nasdaq”) confirmed on September 17, 2026 that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1). Accordingly, this filing deficiency matter is now closed.

As previously announced, the Company received an additional staff determination notice on September 16, 2026, relating to the delayed filing of the Form 20-F described above.

The Company’s regained compliance with Rule 5250(c)(1) does not affect the prior staff determination from Nasdaq dated August 3, 2026, under Nasdaq Listing Rule IM-5101-4, which remains a separate subject of ongoing review.

About Magnitude International Ltd

Magnitude International Ltd is a mechanical and electrical engineering service provider that specializes in electrical works in Singapore. Through its operating subsidiaries in Singapore, the Company has participated in numerous private and public sectors green field and brown field projects, mainly involving residential or mixed development type properties. The group was founded in 2012 by Mr. Lim Say Wei, our Chief Executive Officer.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will’, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks, including, without limitation, those risk factors that are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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